ReliaStar Life Insurance Company
Separate Account N

ING Advantage Century^{SM}

Supplement dated November 23, 2005 to the Contract Prospectus dated April 29, 2005

This supplement updates and amends certain information contained in the contract prospectus dated April 29, 2005, as supplemented. Please read it carefully and keep it with your contract prospectus for future reference.

Effective December 1, 2005, subject to state regulatory approval and approval by your employer's plan, if applicable, the contract may be available as a Roth 403(b), as described in Tax Code section 402A. Tax Code section 402A allows employees of public schools and certain Tax Code section 501(c)(3) organizations to contribute after-tax salary contributions beginning on January 1, 2006 to a Roth 403(b), which provides for tax-free distributions, subject to certain restrictions. The following information is added to your contract prospectus regarding Roth 403(b) contracts.

Purchase Payments. Contributions to a Roth 403(b) contract must be made by salary reduction (to the extent allowed by the contract), transfer, or rollover payments paid to us on your behalf, as permitted by the Tax Code.

Withdrawals. You may take partial or full withdrawals of purchase payments made by salary reduction and earnings credited on those purchase payments from a Roth 403(b) only if you have:

  a) Attained age 59 1/2;
  b) Experienced a severance from employment;
  c) Become disabled as defined in the Tax Code;
  d) Died;
  e) Experienced financial hardship as defined by the Tax Code; or
  f) Met other circumstances as allowed by federal law, regulations or rulings.

The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the financial hardship or the amount attributable to salary reduction contributions (excluding earnings on such contributions). Withdrawals may be subject to tax penalties, as well as early withdrawal charges. See "Fees" in your contract prospectus.

Exclusion from Income Tax. A partial or full withdrawal of purchase payments made by salary reduction and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A qualified distribution from a Roth 403(b) is one that meets the following requirements.

  1. The withdrawal occurs after the 5-year taxable period measured from the earlier of:

     a) the first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A; or

b) if a rollover contribution was made to this contract from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; and

2. The withdrawal occurs after you attain age 59 1/2, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

Rollovers or Transfers to another Plan. In order to be eligible for a direct rollover, withdrawals must be eligible distributions as provided under your contract as well as under the Tax Code, including but not limited to Tax Code section 403(b). At the time of such eligible distribution, the distributee may elect, in the manner prescribed by us, to have all or a portion of such distribution paid directly as a rollover to:

a) Another designated Roth 403(b) account;
b) A designated Roth 401(k) account;
c) A Roth individual retirement account or annuity under Tax Code section 408A; or
d) Where the beneficiary is the surviving spouse, another Roth 403(b) annuity that accepts direct rollovers.

An eligible rollover distribution is any distribution of the contract value on behalf of the distributee, other than:

a) Any distribution made as one of a series of substantially equal periodic payments (at least annually) made over the life or life expectancy of the distributee or for the joint lives or life expectancies of the distributee and his or her beneficiary or for a specified period of ten (10) years or more;

b) Any distribution to the extent it is a required minimum distribution under the Tax Code; and

c) The portion of any distribution not includible in gross income.

If eligible, the distributee or your beneficiary may request a transfer of the contract value to another Roth 403(b) custodial account or annuity. Eligible rollover distributions and transfers are subject to any applicable withdrawal charges. See "Fees" in the contract prospectus.

Loans. Loans are not available under contracts issued as a Roth 403(b) annuity.

Amendment. We reserve the right to amend the contract to include any future changes required to maintain the contract as a designated Roth 403(b) annuity contract under the Tax Code, regulations, IRS rulings and requirements.

ReliaStar Life Insurance Company
Separate Account N

ING Advantage[SM] (Prospectus No. PRO.100209-05)
ING Advantage Century[SM] (Prospectus No. PRO.100207-05)
ING Advantage Century Plus[SM] (Prospectus No. PRO.100208-05)

Supplement dated November 23, 2005 to the
Contract Prospectus and Statement of Additional Information,
each dated April 29, 2005, as supplemented

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information (SAI). You should read this Supplement along with the current Contract Prospectus and SAI.

1. Effective December 5, 2005, the ING VP MagnaCap Portfolio (Class I) will be merged into the ING VP Value Opportunity Portfolio (Class I) and the ING VP Disciplined LargeCap Portfolio (Class I) will be merged into the ING Fundamental Research Portfolio (Initial Class). As a result of the merger, effective December 5, 2005 all references to the ING VP MagnaCap Portfolio and the ING VP Disciplined LargeCap Portfolio in the contract prospectus and SAI are deleted and the ING VP Value Opportunity Portfolio (Class I) is added as an investment option. After the close of business on December 2, 2005, all existing account balances invested in the ING VP MagnaCap Portfolio (Class I) and the ING VP Disciplined LargeCap Portfolio (Class I) will be transferred to the ING VP Value Opportunity Portfolio (Class I) and the ING Fundamental Research Portfolio (Initial Class), respectively.

   Unless you provide us with alternative allocation instructions, all future allocations directed to the ING VP MagnaCap Portfolio (Class I) and the ING VP Disciplined LargeCap Portfolio (Class I) will be automatically allocated to the ING VP Value Opportunity Portfolio (Class I) and the ING Fundamental Research Portfolio (Initial Class), respectively. You may give us alternative allocation instructions at any time by contacting our administrative service center at:
   ING Service Center
   P.O. Box 5050
   Minot, North Dakota 58702-5050
   1-877-884-5050

   See also the Transfers Among Investment Options section of the contract prospectus for further information about making fund allocation changes.

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the fund in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3. The information regarding ING VP MagnaCap Portfolio (Class I) and the ING VP Disciplined LargeCap Portfolio (Class I) included in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted. The following information is added to the fund expense table:

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING VP Value Opportunity Portfolio (Class I) [(19)(22)]	0.60%	--	0.09%	0.69%	--	0.69%

4. The following information is added to Appendix VI – Descriptions of Underlying Funds in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investments
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio (Class I shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks. Under normal market conditions, invests at least 65% of total assets in common stocks and American Depositary Receipts (ADR's). May invest the remaining 35% of its assets in other types of securities including foreign securities and securities of smaller companies.